VIA EDGAR	December 15, 2023

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Blaise Rhodes and Rufus Decker

Re: Paysafe Limited

Form 20-F for the Fiscal Year Ended December 31, 2022

Form 6-K filed November 14, 2023

File No. 001-40302

Dear Mr. Rhodes and Mr. Decker,

Paysafe Limited (the “Company”) acknowledges receipt of the comment letter, dated December 7, 2023, of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 and Form 6-K filed November 14, 2023 (the "Letter").

The Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. As discussed with SEC Staff, we hereby respectfully request an extension to respond by no later than January 15, 2024. This additional time will enable the necessary internal review related to the Company’s response to the etter.

Thank you for your consideration of the requested extension. If you have any questions or comments, please do not hesitate to contact Charlotte Anderson, SVP Securities Counsel, at charlotte.anderson@paysafe.com or (904)-603-4709.

Sincerely,

/s/ Alexander Gersh
Alexander Gersh
Chief Financial Officer
Paysafe Limited

cc: Charlotte Anderson, Paysafe Limited

Guy Potel, White & Case LLP

Scott Levi, White & Case LLP